Exhibit 2.16

REPORT UNDER NATIONAL INSTRUMENT 62-103

EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.	The name and address of the offeror:

HudBay Minerals Inc. (“HudBay”)

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, Ontario M5C 2V9

2.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the reporting obligation, and whether it was ownership or control that was acquired in those circumstances.

Pursuant to HudBay’s offer dated January 24, 2011, as extended on March 1, 2011 (the “Offer”) to purchase all of the outstanding common shares (“Norsemont Shares”) of Norsemont Mining Inc. (“Norsemont”), including all Norsemont Shares issued after the date of the Offer but before the expiry of the Offer upon the exercise, exchange or conversion of convertible securities of Norsemont, on March 15, 2011, HudBay took up and accepted for payment 8,166,835 Norsemont Shares validly deposited under the Offer, representing approximately 7.0% of the Norsemont Shares then outstanding (calculated on a fully-diluted basis).

3.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

The 8,166,835 Norsemont Shares taken up by HudBay on March 15, 2011, together with the 104,635,351 Norsemont Shares taken up by HudBay on March 1, 2011 and the 1,355,000 Norsemont Shares already owned by HudBay, represent approximately 98% of the outstanding Norsemont Shares (calculated on a fully-diluted basis).

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in item 3 over which:

(i)	The offeror, either alone or together with any joint actors, has ownership and control.

See item 3 above.

(ii)	The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

N/A

(iii)	The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

N/A

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place.

N/A

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation.

The Norsemont Shares were acquired by HudBay pursuant to the Offer for consideration per Norsemont Share of, at the election of each Norsemont shareholder, either: (a) 0.2617 of a HudBay common share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of HudBay common shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out in the Offer.

HudBay will issue approximately 1.6 million common shares and pay approximately $9 million in cash for the 8,166,835 Norsemont Shares taken up on March 15, 2011 pursuant to the Offer.

7.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

HudBay intends to acquire all of the outstanding Norsemont Shares pursuant to the Offer and any second step transaction effected in connection therewith.

8.	The general nature and the material terms of any agreement other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

On January 9, 2011, HudBay entered into a support agreement (the “Support Agreement”) with Norsemont, pursuant to which HudBay agreed to make the Offer, subject to the terms and conditions of the Support Agreement. On January 9, 2011, HudBay also entered into lock-up agreements (the “Lock-Up Agreements”) with certain officers, directors and other shareholders of Norsemont (the “Locked-Up Parties”) holding an aggregate of approximately 35% of the then outstanding Norsemont Shares (calculated on a fully-diluted basis), pursuant to which the Locked-Up Parties agreed to tender their Norsemont Shares to the Offer. Copies of the Support Agreement and Lock-Up Agreements have been filed with the Canadian securities regulators and are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

On March 1, 2011, by notice to Kingsdale Shareholder Services Inc., the depositary under the Offer, HudBay extended the expiry time of the Offer from 5:00 p.m. (Toronto time) on March 1, 2011 to 5:00 p.m. (Toronto time) on March 15, 2011. A notice of extension was mailed to Norsemont shareholders and filed with the Canadian securities regulators and is available on SEDAR at www.sedar.com.

9.	The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

N/A

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item 6 above.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under National Instrument 62-103 in respect of the reporting issuer’s securities.

N/A

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

N/A

DATED this 16th day of March 2011.

HUDBAY MINERALS INC.

Per:	(signed) David S. Bryson
	Name:	David S. Bryson
	Title:	Senior Vice President and Chief Financial Officer